ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK PALO ALTO SAN FRANCISCO TOKYO WASHINGTON, DC www.ropesgray.com

January 10, 2008	Marc A. Rubenstein
617-951-7826
marc.rubenstein@ropesgray.com
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jennifer Riegel

Re:	RXi Pharmaceuticals Corporation
Registration Statement on Form S-1
File No. 333-147009
Amendment No. 2 filed on January 10, 2008
Ladies and Gentlemen:
On behalf of RXi Pharmaceuticals Corporation (the “Company” or “RXi”), we are responding to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 26, 2007 with respect to the above referenced filing. The Company has filed today with the Commission Amendment No. 2 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We have reproduced the text of the comments below, followed by the responses that we have been authorized to make on behalf of the Company and the other parties to the above referenced filings. The numbers correspond to the numbers of the comments in the letter of the Staff. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the revised Registration Statement filed today.
We greatly appreciate the cooperation of the Staff in reviewing our responses. To facilitate your review, we are also sending supplementally to your attention in an overnight package five clean copies of Amendment No. 2 and five copies marked to show changes since the filing of the initial Registration Statement on October 30, 2007, along with a copy of this letter.
General
1.	We note that you are submitting a number of documents in a confidential treatment request. Please note that you will be receiving comments to the confidential treatment request under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

Securities and Exchange Commission	- 2 -	January 10, 2008
RESPONSE: The Company has submitted a confidential treatment request with the Commission and has filed a number of documents for which is it seeking such treatment as exhibits with its Amendment No. 1 to the Registration Statement, filed on November 19, 2007. The Company acknowledges that the Staff will not be in a position to consider a request for acceleration of effectiveness of the Registration Statement until the Staff resolves all issues concerning any confidential treatment request made by the Company.
2.	Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel.
RESPONSE: The Company has filed additional exhibits with this filing, including Exhibits 5.1 and 23.3.
3.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
RESPONSE: Where appropriate, the Company has made changes to applicable portions of the Registration Statement to address the Staff’s comments.
4.	Unless otherwise stated, all comments are applicable to the distribution prospectus, award prospectus and resale prospectus.
RESPONSE: All changes made in response to comments from the Staff have been made in each of the distribution prospectus, award prospectus and resale prospectus, as applicable.
5.	Throughout the registration statement, you cite various estimates, statistics and other figures. For example:
a.	The statement that “The potential market for RNAi therapeutics is substantial” which is found on page 50
b.	Information included under the “Neurology — Market Opportunity” subheading on page 52;
c.	The first sentence included under the “Metabolic Disease — Market Opportunity” subheading on page 53; and

d.	Information included under the “Oncology — Market Opportunity” subheading on page 53.

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In the prospectus, please attribute these statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments. Specifically, the Company has attributed both the statements set forth in the Staff’s comments and other similar citations throughout the Registration Statement to the source from which the Company obtained the information.  The Company has also inserted citations to any third-party sources on which it relied to make its estimates.
6.	Throughout the registration statement, you should clearly articulate the basis of the various beliefs and assertions you make. As a non-exclusive example, on page 1, you state, “It is believed that this inhibition may potentially treat diseases by ‘turning off’ genes that lead to disease.” In this and each similar case throughout the filing, you should disclose who has expressed the belief and the basis for the belief. If any of your assertions of beliefs are not supported by ample evidence or knowledge, you should delete them. Also, given that you are a discovery-stage company and none of your therapeutics are in the pre-clinical or clinical stages, you should not make any assertions regarding the effectiveness of any of your therapeutics.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments. For beliefs and assertions that we have set forth in the Registration Statement and were previously unsubstantiated, the Company has either articulated the basis for such statements or deleted such statement. The Company does not believe that it has made any assertions regarding the effectiveness of its therapeutics in the Registration Statement; rather, the Company has described its goals and its hope and expectation of receiving approval for its product candidates in its field of research.
7.	Please update your financial information throughout the filing in accordance with Rule 3-12 of Regulation S-X.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include the financial information for the nine-month periods ended September 30, 2007 and 2006 throughout the prospectuses.
8.	The cover pages of the respective prospectuses should contain the information required by Item 501(b) of Regulation S-K and not include the other information you provide. While we recognize that the information regarding taxation and the particulars of the distribution are important to investors, you should articulate that

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Securities and Exchange Commission	- 4 -	January 10, 2008
information more prominently at the beginning of the Summary, rather than on the cover page.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments by removing the information not required by Item 501(b) of Regulation S-K from the cover page and including it in the beginning of each respective Summary section.
Prospectus Summary, page 1
9.	We note that you state here on page A-1 that all share data in these prospectuses assumes no effect to any possible resale of your shares by CytRx pursuant to the resale prospectus. We further note that on page B-80 of the resale prospectus, you state that CytRx intends to sell all of its remaining 49% ownership interest in the company. Please revise the disclosure throughout the distribution prospectus and award prospectus to reflect that CytRx plans to sell all of its shares. You should also disclose what specific arrangements, if any, that CytRx has initiated to facilitate the sale of its remaining shares.
RESPONSE: The Company has revised the distribution prospectus and award prospectus in response to the Staff’s comments to note that CytRx has no present plan or arrangement to sell any of its remaining 49% ownership in the Company and that there are no assurances that it ever will dispose of such shares through a resale. CytRx has informed the Company that it has no current plans or arrangements to sell such shares.
RXi Pharmaceuticals Corporation, page 1
10.	Since you are still a discovery-stage company, please remove all references to commercialization from your business description here, pages 5 and 48 and elsewhere as appropriate.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments by removing direct references to commercialization. However, a part of the Company’s business strategy involves developing technology with a view to the potential commercialization of its products, and as such, in certain sections where these approaches are discussed, the Company has included references to “potential commercialization” of the relevant technology being developed or clearly indicated that commercialization will only occur if the Company’s product candidates receive regulatory approval.
11.	We note that the information provided in “Our Business” and “Our Competitive Strengths” is identical to the information provided on pages 48-29 and the information provided in “Business Strategy” is identical to the information provided

Securities and Exchange Commission	- 5 -	January 10, 2008
on pages 54-55. Please revise this discussion to highlight the key points of these topics rather than repeating the same disclosure.
RESPONSE: The Company has revised the prospectus in response to the Staff’s comments, and the discussion on pages 1 to 3 of the distribution prospectus (also, pages A-1 to A-3 of the award prospectus and pages B-1 to B-3 of the resale prospectus) has been revised to reflect only the highlights of the more fulsome discussion of the Company’s business starting on page 49 of the distribution prospectus, page A-45 of the award prospectus and page B-39 of the resale prospectus.
12.	Throughout the Summary and rest of the prospectus you mention the contributions of your scientific advisory board members. Please clarify briefly in the Summary and in more detail in the rest of the prospectus exactly what role each of these advisors will have in the development of your therapeutics. Also, clarify how much time they will devote to the company, as opposed to other professional endeavors.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to elaborate upon the contributions the SAB members currently make and are expected to make in the future in relation to the development of its products, and the contractual limits placed upon their involvement with the Company. Please see the changes on page 2 of the distribution prospectus, page A-2 of the award prospectus and page B-2 of the resale prospectus, and the discussion of the SAB members in the business section beginning on page 50 of the distribution prospectus, page A-46 of the award prospectus and page B-40 of the resale prospectus.
13.	You state throughout the filing that some of your advisory board members are “leading” researchers. In each case, please explain the basis for these assertions or delete them.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments by deleting the term “leading” throughout the prospectus in relation to the advisory board members and replacing it with terms such as “accomplished” or “prominent” scientists, where appropriate. The Company believes that such statements are supported by the disclosure regarding the scientific advisory board members found in the “Business” section and under the heading “Management— Our Directors, Executive Officers and Scientific Advisory Board Members” in each prospectus.
The Distribution, page 5
14.	Please provide more information on why you believe the partial distribution of the company’s common stock will establish your company as one of the leading companies dedicated to developing RXi therapeutics as stated here and on page 27.

Securities and Exchange Commission	- 6 -	January 10, 2008
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments by revising the language to clarify that RXi is one of a small number of companies currently dedicated to the development of proprietary RNAi therapeutics, and have deleted the prior references to RXi as a “leading” company in its field.
15.	Please revise the section entitled “Relationship with CytRx after the Distribution,” pages 23 and 30 and elsewhere as appropriate to state that following the distribution, CytRx intends to sell all of its remaining 49% ownership interest in the company under the Resale Prospectus as stated on page B-80.
RESPONSE: The Company has revised the distribution prospectus and award prospectus in response to the Staff’s comments to note in various sections that CytRx is registering its remaining 49% shares in the resale prospectus, but that it has no present plan or arrangement to sell any of its remaining 49% ownership, and that there are no assurances that it ever will dispose of such shares through a resale. Please see pages 1, 6 and 30 of the distribution prospectus and pages A-1, A-6 and A-27 of the award prospectus.
16.	In the Summary, and in more detail later in the prospectus, explain why CytRx is not distributing all of the RXi shares it owns, and why it has decided to offer for resale the 49% stake it will own immediately after the distribution.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments by expanding on the reasons for CytRx’s partial distribution of its RXi shares on pages 4 and 27 of the distribution prospectus. The Company has also added further discussion of the possible resale by CytRx of RXi shares pursuant to the resale prospectus on pages 6 and 30 of the distribution prospectus (also, page A-26 of the award prospectus).
Risk Factors, page 11
“We may be unable to achieve some or all of the benefits that we expect to achieve...” page 11
17.	It appears from the last sentence of this risk factor that the company faces additional risks other than “not achieving some or all of the benefits” that it expects to achieve. For example, please expand the risk factor or add separate risk factors to discuss why the company may not be able to raise funds as a separate company that might have been available to a combined company. Also, we note from your disclosure on page 44 that the company has and will continue to have significant increased expenses as a separate company. Please describe and quantify these increased expenses. In addition, please revise the heading of this risk factor to accurately

Securities and Exchange Commission	- 7 -	January 10, 2008
describe this risk, highlighting that, as a separate company, it not be able to receive the same amount of benefits it currently has as a combined company.
RESPONSE: The Company has revised the prospectus in response to the Staff’s comments by attempting to clarify that there are distinct risks to both being separate from CytRx, as well as risks to being an independent public company, each of which is important but which are not necessarily the same. Please see the changes starting on page 10 of the distribution prospectus, page A-9 of the award prospectus and page B-7 of the resale prospectus.
“You may have difficulty evaluating our business...” page 11
18.	Please separate into a separate risk factor the last paragraph of this section which discusses the risk that the company may not be able to effectively operate as a separate company. Please use the last sentence of the current risk factor heading as the heading of this new risk factor.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include a separate risk factor under the heading “We may not be able to effectively operate as a separate company.” Please see page 10 of the distribution prospectus, page A-9 of the award prospectus and page B-7 of the resale prospectus.
“We may not be able to obtain financing...” page 12
19.	Please separate into a separately headed risk factor the last paragraph of this section which discusses the risks associated with the company’s issuance of debt or equity in the future. Please expand your discussion to thoroughly discuss the risks associated with these possible issuances.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include a separate risk factor under the heading “Future financing may be obtained through, and future development efforts may be paid for by, the issuance of debt or equity, which may have an adverse effect on our stockholders or may otherwise adversely affect our business,” which includes additional discussion regarding the risks associated with future issuances of debt or equity. Please see page 12 of the distribution prospectus, page A-11 of the award prospectus and page B-9 of the resale prospectus.
“We expect to continue to incur significant research and development expenses...” page 12
20.	Please delete the statement, “If the actual funds required exceed our estimates” as this appears to be inconsistent with your statement in the prior sentence that you are unable to estimate the actual funds required to develop and commercialize the products.

Securities and Exchange Commission	- 8 -	January 10, 2008
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments by deleting the statement. Please see page 12 of the distribution prospectus, page A-11 of the award prospectus and page B-9 of the resale prospectus.
21.	Please delete the reference to “lower than anticipated revenues” as it appears from your disclosure on page 10 that you do not currently have any anticipated revenues.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments by deleting the reference. Please see page 12 of the distribution prospectus, page A-11 of the award prospectus and page B-9 of the resale prospectus.
“We will no longer be able to rely on CytRx...” page 13
22.	We note your reference to “commercializing” your products in the last paragraph of this risk factor. Since you are still in the developing stage, please revise this to be “developing” your products.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comment to remove this separate risk factor.
23.	You state that following the distribution, you will be more susceptible to specific risks relating to RNAi technologies. Please add separate risk factors to explain these specific risks to the extent there are any additional risks that you have not disclosed in the other risk factors.
RESPONSE: The Company believes that it has discussed all of the potential risks relating to RNAi technologies in the other risk factors. Please see the first, second, fourth, sixth, seventh, tenth, eleventh, twelfth and thirteenth risk factor under the sub-heading “Risks Relating to RXi’s Business and Industry” in each prospectus.
“We will rely upon third parties for the manufacture of our clinical product candidates.” page 14
24.	Please name the specialty organic chemistry synthesis company with which you intend to manufacture nanotransporters.
RESPONSE: The Company has not yet designated which of the several suitable specialty organic chemistry synthesis companies it will use to manufacture nanotransporters, and has revised the disclosure in each prospectus to reflect this. Please see page 14 of the distribution prospectus, page A-12 of the award prospectus and page B-10 of the resale prospectus.

Securities and Exchange Commission	- 9 -	January 10, 2008
25.	In addition, please describe how the company intends to use these nanotransporters once they are manufactured. For example, does the company intend to use these to identify lead compounds?
RESPONSE: The Company respectfully points the Staff to the disclosure beginning on page 53 of the distribution prospectus, to the discussion of how the Company plans to utilize the nanotransporter technology it has licensed. As described on that page, a nanotransporter is a chemical which potentially may function as a delivery system for the RNAi therapeutic products that it plans to develop, but which must be separately manufactured by a specialty organic synthesis company (of which there are many) prior to mixing with the RNAi compounds. In the risk factor, the Company intended to highlight the difference between the manufacture of the RNAi compound itself and that of the delivery system.
26.	To the extent the company is aware of any litigation, threatened litigation or challenge to the company’s intellectual property, please revise to describe here and in the first complete risk factor on page 19.
RESPONSE: The Company has revised the prospectus in response to the Staff’s comments to indicate that it is not aware of any litigation, threatened litigation or challenge to the Company’s intellectual property, both under this risk factor and under the heading “Other companies or organizations may assert patent rights that prevent us from developing our products” on page 19 of the distribution prospectus, page A-18 of the award prospectus and page B-16 of the resale prospectus.
“Any drug candidates we develop may fail in development...” page 14
27.	Please separate into a separately headed risk factor the fact that the company has not yet any nominated lead compounds for therapeutic development nor has the company begun any pre-clinical trials. Please expand your discussion to thoroughly discuss the risks associated with the fact that no lead compounds have been identified.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments by adding a new risk factor under the heading “If we are not successful in developing pre-clinical product candidates, we will not be able to commence clinical trials in humans or obtain approval for our product candidates,” which includes a discussion of the risks related to the fact that no lead compounds have been identified. Please see page 16 of the distribution prospectus, page A-15 of the award prospectus and page B-13 of the resale prospectus.
“We are dependent on technologies we license...” page 19

Securities and Exchange Commission	- 10 -	January 10, 2008

28.	Please file a copy of your license agreement with Carnegie Institution of Washington as discussed here and on page 37.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to indicate that the license agreement with Carnegie Institution of Washington is one of several licenses that the Company does not believe is material since it was made in the ordinary course and is not an agreement upon which the Company’s business is substantially dependent. As an illustration of its on-going strategy to acquire licenses in the RNAi field only, the Company has included a brief description of the Carnegie license, along with other, non-material licenses, under the heading “Other License Agreements” in the Business sections of the prospectuses.
“We use biological and hazardous materials...” page 21
29.	Please disclose your level of workers’ compensation insurance coverage and briefly describe what potential liabilities are and are not covered. Please also disclose the cost to you of such coverage, if material.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to discuss its workers’ compensation insurance coverage. The Company has not included the cost of coverage because the amount is not material. Please see page 21 of the distribution prospectus, page A-20 of the award prospectus and page B-18 of the resale prospectus.
“The market price of our common stock...” page 22
30.	If any of the factors you have listed in the bullets in this risk factor represent material risks to investors in your common stock, you should discuss them in more detail in separate properly captioned risk factors.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to condense the risk factors formerly included under the headings “The market price of our common stock may experience significant volatility from time to time. Factors such as the following may affect such volatility” and “Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile, and you may not be able to sell your shares at or above the initial market price of our stock following the distribution.” The new risk factor retains the latter heading, but now incorporates certain of the factors listed out in the former which are already discussed elsewhere in the prospectus and which the Company believes may affect the future market price of our common stock. The Company also discusses examples of factors beyond its control that may have an impact on the future stock price.

Securities and Exchange Commission	- 11 -	January 10, 2008

The Founding and Initial Funding of RXi, page 28
31.	Please clarify here who will own the remaining 14% of the company.
RESPONSE: The Company has revised the distribution prospectus in response to the Staff’s comments to include disclosure of all owners of the Company’s stock. Please see page 28 of the distribution prospectus.
Results of the Distribution, page 29
32.	Please clarify whether the approximate number of holders that you will disclose represents record or beneficial ownership.
RESPONSE: The Company has revised the distribution and award prospectuses in response to the Staff’s comments to clarify that the number of stockholders indicated refers to record holders. Please see page 29 of the distribution prospectus and page A-26 of the award prospectus.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Strategic Licenses and Alliances, page 36
33.	Please revise to discuss the company’s planned product research and development over the next 12 months, including, but not limited to, any development within the scope of the described strategic relationships.
RESPONSE: The Company has added disclosure under the subheading “Research and Development” on page 36 of the distribution prospectus (also, page A-32 of the award prospectus and page B-26 of the resale prospectus) to indicate that the described product research and development will be pursued over the next 12 months. The Company has also revised the disclosure under “Strategic Licenses and Alliances” to remove references to any current “strategic relationships” and instead only address the Company’s material licenses.
34.	It appears that your license agreement with TriLink is a material agreement pursuant to Item 601(b)(10) of Regulation S-K. Please file a copy of this agreement with your next amendment. Alternatively, if you do not believe this is a material agreement, please provide an analysis of why you believe this is not a material agreement.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to remove the references to the TriLink license in this section, as it does not

Securities and Exchange Commission	- 12 -	January 10, 2008

believe that it is material, and as noted in the revised text, is only including a description of its material licenses in the MD&A. Please see page 36 of the distribution prospectus, page A-32 of the award prospectus and page B-26 of the resale prospectus. The license was made in the ordinary course of business and is not an agreement upon which the Company’s business is substantially dependent, as the Company is not currently using the licensed technology in its product development. The Company acknowledges to the Staff that if, at some future point, the Company were to become substantially dependent on this license, then it would file this agreement with its current reports filed under the Securities Exchange Act of 1934. The Company has included a brief description of the TriLink license, along with other, non-material licenses, under the heading “Other License Agreements” in the Business sections of the prospectuses as examples of the Company’s activities in furtherance of its strategy of acquiring licenses to additional RNA technologies.
Basis of Presentation, page 37
35.	It appears that your sponsored research agreement with Massachusetts General Hospital is a material agreement pursuant to Item 601(b)(10) of Regulation S-K. Please file a copy of this agreement with your next amendment. Alternatively, if you do not believe this is a material agreement, please provide an analysis of why you believe this is not a material agreement.
RESPONSE: The sponsored research agreement with Massachusetts General Hospital has expired in accordance with its terms, and as such it is no longer relevant to the Company. It is included in the MD&A simply to give a historical context to the presentation of the financial information.
Liquidity and Capital Resources, page 45
36.	We note that you state that you have adequate working capital to support your currently planned level of operations through the first quarter of 2009. Please expand your discussion to disclose your sources of working capital and your material commitments.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to clarify that the Company has cash on hand and short-term investments, rather than working capital, adequate to support its planned level of operations through the first quarter of 2009. Please see page 46 of the distribution prospectus, page A-42 of the award prospectus and page B-36 of the resale prospectus. In addition, the Company added disclosure to indicate its anticipated allocation of that cash between research and development activities and general and administrative expenses. The Company believes that these changes clarify that the following sentences related to future funding are meant to address the need to raise capital after the first quarter of 2009.

Securities and Exchange Commission	- 13 -	January 10, 2008

Quantitative and Qualitative Disclosures About Market Risk, page 47
37.	To the extent material, please include the information required by Item 305(a) of Regulation S-K. Note that this item lists three possible disclosure alternatives from which you may present this information. Alternatively, if you believe the risk is not material, please revise to so indicate.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to indicate that the Company’s exposure to market risk is not material. Please see page 48 of the distribution prospectus, page A-44 of the award prospectus and page B-38 of the resale prospectus.
Business, page 48
License Agreements, page 59
38.	Please revise the first sentence of this paragraph to indicate that the UMMS license agreements which were assigned by CytRx included four exclusive licenses, one co-exclusive license and one non-exclusive license. In addition, please revise the name of Exhibit 10.13 in your exhibit index accordingly.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to reflect the requested change. Please see page 62 of the distribution prospectus, page A-58 of the award prospectus and page B-52 of the resale prospectus. The Company has also made the requested change to the exhibit and the exhibit index.
39.	Please revise your discussion of your agreement with Cold Spring Harbor Laboratory to discuss the material terms of this agreement, including, but not limited to any payment provisions, the existence of royalty provisions, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include additional discussion of the material terms of the license, although the Company respectfully points out to the Staff that a discussion of the payment provisions, the existence of royalty provisions, and the duration and termination provisions were already disclosed in relation to the Cold Spring Harbor Laboratory license. Please see page 63 of the distribution prospectus, page A-59 of the award prospectus and page B-53 of the resale prospectus.

Securities and Exchange Commission	- 14 -	January 10, 2008

Government Regulation, page 62
40.	Please define cGMP the first time you use the acronym.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments. Please see page 66 of the distribution prospectus, page A-62 of the award prospectus and page B-56 of the resale prospectus.
Executive Compensation, page 72
41.	We note your disclosure that the company did not pay any compensation or grant any equity awards to any employee prior to 2007, however, pursuant to Item 402(a)(2) of Regulation S-K, the Item requires “disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers designated under paragraph (a)(3) of this Item, and directors covered by paragraph (k) of this Item, by any person for all services rendered in all capacities to the registrant and its subsidiaries, unless otherwise specifically excluded from disclosure in this Item.” (emphasis added). Please provide the required information for any of the persons covered in Item 402(a)(3) in the last fiscal year. Alternately, if the direct or indirect expenses for such persons rendering services to RXi do not exceed $100,000 pursuant to Instruction 1 to Item 403(a)(3), please so indicate.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include the required disclosure for amounts paid to all named executive officers in 2006 and 2007 in accordance with the requirements of Item 402 of Regulation S-K. Please see the additional disclosure beginning page 74 of the distribution prospectus, page A-70 of the award prospectus and page B-64 of the resale prospectus.
2007 Executive Compensation Components, page 73
42.	Please add analysis addressing how you determined the amount for each element to pay and the specific awards. Ensure that your disclosure explains and places in context how and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(v) and (vi) of Regulation S-K.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to further discuss the Company’s compensation components and to provide additional context as to how the Compensation Committee’s decisions are made. Please see the disclosure beginning on page 74 of the distribution prospectus, page A-70 of the award prospectus and page B-64 of the resale prospectus.
     Potential Payments Upon a Termination or Change in Control. page 76

Securities and Exchange Commission	- 15 -	January 10, 2008

43.	Please include Jim Warren in the table and provide the amount which was actually paid pursuant to the triggering event. See Instruction 4 to Item 402(j) of Regulation S-K.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include these payments. Please see page 81 of the distribution prospectus, page A-77 of the award prospectus and page B-71 of the resale prospectus.
44.	Please describe your basis and rationale for selecting the triggering event for acceleration of vesting which you describe for Messrs. Woolf, DiPalma and Samarsky and Ms. Pavco. See Item 402(b)(2)(xi) of Regulation S-K.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include a discussion of the various considerations that went into determining vesting of equity awards for the named executive officers. Please see page 76 of the distribution prospectus, page A-72 of the award prospectus and page B-66 of the resale prospectus.
Employment Agreements, page 80
45.	We note the different payment levels for each of the compensation elements you pay to the named executive officers under the employment agreements. Please provide an analysis explaining why you structured these terms, payout levels and vesting schedules as you have. See Item 402(b)(1)(v) of Regulation S-K.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to add a table detailing each executive officer’s base salary and to include a discussion of the various considerations that went into determining the compensation structure for each of the named executive officers. Please see page 75 of the distribution prospectus, page A-71 of the award prospectus and page B-65 of the resale prospectus.
James Warren, page 81
46.	Please file a copy of this employment agreement. See Item 601(b)(10) of Regulation S-K.
RESPONSE: The Company has filed the employment agreement as Exhibit 10.17.
47.	Please confirm that the company did not enter into a separation agreement with Mr. Warren. If the company has entered into such an agreement, please file a copy as an exhibit and describe the material terms of the agreement.
RESPONSE: The Company did not enter into a separation agreement with Mr. Warren.

Securities and Exchange Commission	- 16 -	January 10, 2008

Compensation Committee Interlocks and Insider Participation in Compensation Decisions, page 82
48.	Please either identify each person who served as a member of the compensation committee in the last completed fiscal year or identify each officer and employee of the registrant, and any former officer of the registrant, who, during the last completed fiscal year, participated in deliberations of the registrant’s board of directors concerning executive officer compensation. In that regard, from your disclosure on page 67, it appears that Mr. Kriegsman is the only current director who served in 2006. If you need to identify Mr. Kriegsman, please also disclose whether Mr. Kriegsman was also ever an officer of the company, or ever acted in such a capacity.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include information regarding Mr. Kriegsman’s board service in 2006 and to note that none of the members of the Compensation Committee were ever officers of the Company. Please see page 88 of the distribution prospectus, page A-84 of the award prospectus and page B-78 of the resale prospectus.
Arrangements with CytRx Corporation, page 83
49.	Please delete the reference to “arm’s-length negotiations” in connection with the Contribution Agreement dated January 8, 2007 and the Contribution Agreement dated April 30, 3007 as these are related party transactions and such term is inappropriate under the circumstances.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to delete these references. Please see pages 89 and 90 of the distribution prospectus, pages A-85 and A-86 of the award prospectus and pages B-79 and B-80 of the resale prospectus.
50.	In addition, please state what members of the company’s management took part in the negotiations for the contribution agreements as none of the officers identified on page 65 were employed by the company at the time the company entered into the January 2007 agreement and it appears that only Mr. Woolf and Ms. Pavco were employed by the company in April 2007.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to reflect that Dr. Woolf and Mr. Warren took part in the January 2007 negotiations, as they were appointed President and Treasurer, respectively, of RXi in November 2006, even though they were not employed by the Company at such time but were rather acting as paid consultants. Please see page 89 of the distribution prospectus, page A-85 of the award prospectus and page B-79 of the resale prospectus.
Reimbursement Agreement, page 83

Securities and Exchange Commission	- 17 -	January 10, 2008

51.	Please clarify whether or not there are any additional payments or obligations under this agreement. If there are, please quantify and describe them.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments. There are no additional payments or obligations required under the Reimbursement Agreement. Please see page 89 of the distribution prospectus, page A-85 of the award prospectus and page B-79 of the resale prospectus.
Certain Relationships and Related Transactions, page 85
52.	Note that all agreements which are discussed in this section appear to be material agreements and should be filed as exhibits to the registration statement. For example, we note that you have not filed a copy of Dr. Woolf’s or Mr. Warren’s consulting contract, the subscription agreement with Dr. Ahn, and Messrs. Galliker and Hillsburg, the Scientific Advisory Board Agreements and the related letter agreements dated April 30, 2007. Please file copies of these agreements with your next amendment. We may have further comments once we obtain copies of these agreements.
RESPONSE: The Company has filed a form of the Subscription Agreement that was executed by Dr. Ahn and Messrs. Galliker and Hillsburg as Exhibit 10.24 as well as the Scientific Advisory Board Agreements and related letter agreements entered into between the Company and Drs. Rana, Hannon, Czech and Mello as Exhibits 10.25 through 10.28. Item 601(b)(10) of Regulation S-K states that only contracts as to which the registrant or a subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest are required to be filed. Dr. Woolf’s and Mr. Warren’s consulting contracts were entered into between CytRx and each of Dr. Woolf and Mr. Warren, respectively. Accordingly, they were not entered into by the Company or a subsidiary of the Company, nor has the Company succeeded to CytRx by assumption or assignment of these agreements. Further, the Company did not have a beneficial interest in either consulting contract as all services were performed for CytRx’s benefit at CytRx’s expense. Therefore, the Company does not believe that it is required to file these contracts as material contracts under Item 601.
53.	Please state the amount of fees which have been billed to each of CytRx and RXi by Troy & Gould.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include disclosures regarding the amount of fees billed to CytRx by Troy & Gould Professional Corporation. The Company has also disclosed that it has reimbursed CytRx for some of Troy & Gould’s fees, but that Troy & Gould has not billed the

Securities and Exchange Commission	- 18 -	January 10, 2008

Company directly for any fees. Please see page 92 of the distribution prospectus, page A-88 of the award prospectus and page B-82 of the resale prospectus.
54.	Please disclose here that Mr. Kriegsman will receive approximately 240,768 shares of the company’s common stock as a result of the distribution under this prospectus and the award under the award prospectus.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include the fact that Mr. Kriegsman will receive additional stock through the distribution and the award. Please see page 92 of the distribution prospectus, page A-87 of the award prospectus and page B-81 of the resale prospectus.
55.	Please revise your discussion of the subscription agreement with Dr. Ahn, and Messrs. Galliker and Hillsburg to discuss the material terms of the registration rights agreement which you have filed as Exhibit 4.4.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include a discussion of the material terms of the registration rights agreement for each of Dr. Ahn, and Messrs. Galliker and Hillsburg. Please see page 92 of the distribution prospectus, page A-87 of the award prospectus and page B-81 of the resale prospectus.
56.	We note that pursuant to your disclosure on page II-2, on April 3, 2006, the company sold shares of the company’s common stock to CytRx and Drs. Rana, Hannon, Czech and Mello. Please revise your disclosure to contain a discussion of such transaction. In addition, please file a copy this agreement and any related agreements.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include a discussion of these transactions. Please see page 92 of the distribution prospectus, page A-87 of the award prospectus and page B-81 of the resale prospectus. Supplementally, please note that no written agreements were entered into in connection with these transactions.
Material United States Federal Income Tax Considerations, page 93
57.	Please provide us with a supplemental analysis explaining your apparent conclusion that a tax opinion is not required pursuant to Item 601(b)(8) of Regulation S-K.
RESPONSE: The Company has revised the distribution prospectus in response to the Staff’s comments to indicate that Troy & Gould has rendered its opinion with respect to the tax matters discussed under “Material United States Federal Income Tax Consequences.” Please see page 100 of the distribution prospectus. The Company has

Securities and Exchange Commission	- 19 -	January 10, 2008

also included Troy & Gould’s tax opinion as Exhibit 8.1 to the Registration Statement. Supplementally, no tax opinion was obtained in connection with the transactions covered by the award prospectus, since the Company believes that the tax consequences of the award are not material to the recipients of the award.
RXi Pharmaceuticals Corporation and Predecessor Carve-Out Notes to Financial Statements
1. Nature of Business, page F-7
58.	We believe the objective of the historical carve-out financial statements is to demonstrate the track record of management and the normal evolution of the business over time with respect to the business being sold to the public. In this regard, we believe the pro forma financial statements may be the best place to reflect the assets and results of operations to be included in RXi’s financial statements. As SAB Topic 1.B.2 indicates, the effects of changes in cost sharing and other contractual arrangements should be reflected in the pro forma financial statements as well as adjustments to exclude the assets and operations not transferred to RXi. Refer to SAB 93 (Topic 5.Z.7 Question 8) by analogy. The conditions listed that are relevant, among other factors, in evaluating whether carve-out financial statements make sense and fairly present the history of the business are:
a.	The Company and the subsidiary are in dissimilar businesses

b.	They were and will be operated autonomously both before and after the spin-off, and

c.	They have no more than incidental common facilities and costs.
Please explain to us why the presentation of the carve-out financial statements from the historical operations of CytRx are appropriate and ensure you address each of the three factors noted above in your response. Please reference for us the authoritative literature you rely upon to support your position. Otherwise, please revise your filing to include the historical financial statements of CytRx, the historical financial statements of RXi and pro forma financial statements for the latest year and interim period under Article 11 of Regulation S-X.

RESPONSE: Rule 3-02 of Regulation S-X requires that there shall be filed, for the registrant and its consolidated subsidiaries and for its predecessors, audited statements of income and cash

Securities and Exchange Commission	- 20 -	January 10, 2008

flows for each of the three fiscal years preceding the date of the most recent audited balance sheet being filed or such shorter period as the registrant (including predecessors) has been in existence. In addition, according to Rule 3-12 of Regulation S-X, if the audited financial statements are more than 135 days old, assuming that the Company is not an accelerated filer, the financial statements need to be updated with interim financial statements. The Company filed interim financial statements with the initial filing of the Registration Statement, and has updated these for the nine-month periods ended September 30, 2007 and 2006 in Amendment No. 2.

As discussed in the Registration Statement, the Company was incorporated on April 3, 2006 and was inactive until January 2007 when the various intellectual properties and equipment and furnishings were donated to the Company by CytRx. On April 30, 2007, CytRx contributed $15.3 million ($17.0 million net of $1.7 million of expense reimbursement to CytRx) to the Company. Only subsequent to the receipt of the proceeds and assets did the Company have operations. Accordingly, to meet the necessary requirements of Rule 3-02 of Regulation S-X, it would be necessary to “carve-out” this financial information from CytRx’s financial statements.

Staff Accounting Bulletin (“SAB”) Topic 1.B.1 refers to entities which could be carved-out as “Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity.” The financial statements prior to 2007 will be carved out financials of a “lesser business component.” Accordingly, it was determined that audited financial information for the three years ended December 31, 2006, would be carved-out of CytRx’s financial statements and labeled as “Predecessor.” In addition, unaudited interim financial information, prepared from the Company’s general ledger, would be presented as Successor information. It should be noted that the Company’s Predecessor financial information included in CytRx’s general ledger was clearly and logically separable from CytRx’s financial information either by being recorded in a separate general ledger account or clearly marked on invoices.

At the 2001 AICPA SEC Development Conference, Leslie Overton with the SEC referenced SAB 93 (Topic 5.Z.7) by analogy and indicated that the conditions listed in SAB 93 that are relevant, among other factors, in evaluating whether carve-out financial statements make sense and fairly present the history of the business are:
a.	CytRx and its subsidiary, RXi, are in dissimilar businesses,

b.	CytRx and RXi were and will be operated autonomously both before and after the spin-off, and

c.	CytRx and RXi have no more than incidental common facilities and costs.

Securities and Exchange Commission	- 21 -	January 10, 2008
The following are CytRx and the Company’s management’s response to the conditions listed in SAB 93:
Dissimilar Businesses
CytRx was primarily engaged in two lines of research during the applicable period: (1) small molecule therapeutics and (2) ribonucleic acid interference, or RNAi. Research in both small molecule therapeutics and RNAi were focused on developing therapeutics related to the same disease indications; however, each used a different scientific approach in developing a therapeutic for each indication. Small molecule therapeutics used a chemistry (small molecules) approach to treating the various indications where as RNAi used a biological approach (oligonucleotides) to treat the same medical indications. Small molecules and biologics are regulated differently by the Food and Drug Administration (“FDA”), require different manufacturing technologies and expertise and frequently result in different commercial economics. Accordingly, the small molecule therapeutics which CytRx was retaining and the RNAi technology which was transferred to the Company are two dissimilar technologies being developed by CytRx.
Operated Autonomously Both Before and After the Spin-Off
The two lines of research were each operated in a relatively autonomous manner considering the size of CytRx, prior to the initiation of the process to separate RXi from CytRx. Research and development of small molecule therapeutics, the technology which CytRx is retaining, was managed by two employees of CytRx, the Senior Vice President—Drug Discovery and Senior Vice President—Drug Development. Additionally, any related research that was performed at CytRx’s laboratory in Worcester, Massachusetts was relocated to CytRx’s laboratory in San Diego, California in early 2007. On the other hand, CytRx’s RNAi technology research was almost completely outsourced to the University of Massachusetts Medical School and the Massachusetts General Hospital prior to beginning the spin-off process, and was largely overseen by a portion of CytRx’s Scientific Advisory Board.
The autonomy of the two businesses has been definitively established since the initiation of the spin-off process in January 2007, as both a new, independent Board of Directors and a separate management team have been put in place for RXi, so the Company may operate in a totally autonomous manner.
Of course, CytRx’s upper management monitored the progress of the Company (and its Predecessor) in a similar manner that upper management of a parent company would monitor the performance of a subsidiary.
Incidental Common Facilities and Costs

Securities and Exchange Commission	- 22 -	January 10, 2008
RNAi and small molecule therapeutics are two separate lines of research, with only incidental overlaps of facilities and costs. Practically all research on RNAi was performed offsite at either the University of Massachusetts Medical School (“UMMS”) or Massachusetts General Hospital. The research on small molecular therapeutics took place at CytRx’s laboratory in Worcester, Massachusetts (since relocated to San Diego), CytRx’s offices in Los Angeles, California and at specific vendors’ laboratories.
Direct costs can also clearly be separated between RNAi and small molecule therapeutics. Besides upper management, there was no overlap of costs. Disbursements regarding RNAi were made to a limited number of specific vendors and CytRx records (e.g. vendor invoices) clearly document whether the disbursements were RXi (RNAi research) or CytRx (small molecule therapeutics) related.
In accordance with SAB Topic 1.B.1, certain indirect expenses incurred by CytRx have been allocated to the Company and included in the Predecessor’s and Successor’s financial statements. These expenses include (1) officer and employee salaries and related benefits, (2) rent and depreciation, (3) accounting and legal services, and (4) other selling, general and administrative expenses.
Conclusion
Based upon the above analysis, it is both CytRx and the Company’s opinion that the carve-out of Predecessor financial statements from the historical operations of CytRx is the appropriate presentation of the Company’s historical operations and meets the criteria for a carve-out financial presentation as discussed by Leslie Overton in her 2001 speech.
2. Summary of Significant Accounting Policies, page F-8 Valuations, page F-10
59.	We note here as well as in other portions of the filing your reference to an independent third party valuation firm for the purpose of valuing the transactions at both January 8, 2007 and at April 30, 2007. Please name the independent third party valuation firm and provide their consent in the registration statement.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to identify the third party valuation firm as Sanli Pastore & Hill Inc. and to include a consent to such inclusion as Exhibit 23.3. Please see page 40 of the distribution prospectus, page F-11, page A-36 of the award prospectus and page B-30 of the resale prospectus.
4. Development Stage Supplemental Equity Disclosure, page F-14

Securities and Exchange Commission	- 23 -	January 10, 2008
60.	With regards to your common stock issuance of 3,273,292 on April 30, 2007, it appears that the price per share should reflect the actual price of $5.19 per share without regards to the reimbursement to CytRx. Please revise accordingly. In addition, please revise your disclosure throughout your filing to reflect the $5.19 per share price. In this regard, at a minimum it appears that you reflect the issuance price as $5.00 on pages 28, 35 and 45.
RESPONSE: The Company has revised page F-15 of the prospectus in response to the Staff’s comments, since for accounting purposes, the price per share paid for the 3,273,292 shares issued to CytRx on April 30, 2007 is equal to $5.19. However, in the other areas highlighted by the Staff’s comment where the price is reflected as $5.00, the Company believes that the disclosure is accurate and should not be changed. The $5.00 per share price reflects on a post-split basis the price negotiated by the two parties in the Contribution Agreement between CytRx Corporation and RXi Pharmaceuticals Corporation, dated April 30, 2007 (Exhibit 2.2 to the registration statement), which also takes into account the dilution of the value of the shares purchased by CytRx thereunder that resulted from the issuance of shares to UMMS pursuant to the five agreements entered into between RXi and UMMS on January 8, 2007 and January 10, 2007 (Exhibits 10.3 through 10.7 to the registration statement), which were not issued to UMMS until after the contribution by CytRx on April 30, 2007. All of these agreements were entered into prior to the reverse stock split on June 19, 2007, and when the Company calculated the split, it took into account the outstanding shares at the various times that the agreements were entered into, and the related dilutive effects. The Company has clarified throughout the prospectuses that when it is referring to the April 30, 2007 sale price of $5.00 per share it assumed the dilutive effects of the UMMS agreements.
61.	Please revise your disclosure to explain why the $1.3 million in offering costs and the $363,000 in expenses incurred on your behalf are properly charged as reductions to paid-in capital. In this regard, it is unclear why the expenses incurred on your behalf should not be charged to expense in accordance with SAB 1:B 1. Also, it is unclear why the costs associated with the issuance of stock of a subsidiary are so significant. Please explain whether your offering costs include formation expenses that should be expensed under SOP 98-5 or whether they include costs associated with this registration statement. Also, please revise your liquidity discussion in MD&A to provide an indication of the costs you expect to incur in this offering as indicated on page B-23.
RESPONSE: On April 19, 2007, CytRx completed a $37.0 million private financing in which it issued approximately 8.6 million shares of its common stock at a price of $4.30 per share. Net of investment banking commissions, legal, accounting and other expenses related to the transaction, CytRx received proceeds of approximately $34.2 million. On April 30, 2007, CytRx contributed $17.0 million, net of reimbursed expenses of

Securities and Exchange Commission	- 24 -	January 10, 2008
approximately $2.0 million paid by the Company to CytRx, for a net contribution of $15.0 million, in exchange for equity in the Company, to satisfy the initial funding requirements under its agreements with UMMS.
The $2.0 million of reimbursed expense which the Company paid to CytRx consisted of (1) the Company’s pro rata share of the offering expense of approximately $1.3 million paid to outside third parties for the April 19, 2007, private financing and (2) $363,000 and $337,000 of disbursements incurred in 2006 and 2007, respectively, by CytRx on behalf of the Company in order to prepare the Company to operate as a stand-alone entity.
The $37.0 million gross proceeds from the April 19, 2007 private offering were allocated between CytRx and the Company with CytRx receiving $20 million (or 53.9%) of the gross proceeds and the Company receiving $17 million (or 46.1%) of the gross proceeds. Accordingly, the $2,796,000 of offering costs (paid to underwriters, accountants and attorneys) were allocated in the same proportion as the proceeds. CytRx was allocated $1,506,871 million (or 53.9%) of the offering costs and the Company was allocated $1,289,129 (or 46.1%) of the offering costs. In accordance with Staff Accounting Bulletin Topic 5A, Miscellaneous Accounting — Expenses of Offering, both CytRx and the Company each offset their portion of the offering costs against the proceeds and recorded the net amount as Additional Paid In Capital (excluding the minor portion which was recorded as Common Stock). Accordingly, the amounts were properly accounted for in consolidation. No formation expenses which should be expensed under Statement of Position (“SOP”) No. 98-5 Reporting on Costs of Start-Up Activities or costs associated with this Registration Statement were included in the $2,796,000 of offering costs.
The Company issued 3,273,292 shares of common stock to CytRx in exchange for the $17,000,000 of gross proceeds or $15,710,871 of proceeds net of offering costs. By analogy, the pass through of underwriting costs which CytRx paid to raise the capital to purchase the shares from the Company and the accounting treatment of netting the offering costs against the proceeds is consistent with Staff Accounting Bulletin Topic 5A, Miscellaneous Accounting — Expenses of Offering.
The $337,000 of disbursement incurred in 2007 by CytRx (and reimbursed by the Company in 2007) to prepare the Company to operate as a stand alone entity were expensed in accordance with SAB Topic 1.B.1 in the Company’s 2007 interim Successor financial statements.
The $363,000 of expenses incurred in 2006 by CytRx (but not reimbursed by the Company until 2007) in order to prepare the Company to operate as a stand alone entity were expensed in accordance with SAB Topic 1.B.1 in the Company’s 2006 Predecessor carved-out financial statements. Accordingly, since the $363,000 portion of the

Securities and Exchange Commission	- 25 -	January 10, 2008
reimbursement to CytRx was expensed by CytRx in 2006 and shown in the Predecessor’s carve-out financial statements of the Company as an expense in 2006, it was management’s conclusion that the item should be charged to the Company’s Additional Paid In Capital account in a similar manner as a return of capital rather than expense the items for a second time in the Company’s 2007 interim Successor financial statements.
8. Commitments and Contingencies, page F-15
62.	Please quantify here and on page 45 under “Contractual Obligations” the potential milestone payments related to your research and development arrangements.
RESPONSE: The Company has revised each prospectus in response to the Staff’s comments to include what would be the total aggregate milestones for a hypothetical lead product developed by the Company in accordance with the licenses it currently has. Since the Company has not yet determined a lead product candidate, in order to undertake this analysis, it determined what would be a likely product candidate based on its current research and ran an analysis of the milestone payments due under its current licenses for this hypothetical product. Due to the fact that certain of its licenses are for technologies that are mutually exclusive, the Company believes that it would not be accurate to provide a simple aggregate total of the milestone payments under all of its licenses, as such a total would be misleading. Instead, for any two licenses that are mutually exclusive, and for which only one would be applicable to any single product, the Company has selected the milestone payments that would result in higher fees to include in its analysis. Please see page 37 in the distribution prospectus, page A-33 of the award prospectus and page B-27 of the resale prospectus.
9. Stock Based Compensation, page F-16
63.	Please note that, because the initial filing did not include an estimated offering price, we are deferring evaluation of common stock related compensation until you specify the estimated offering price. Once determined, please disclose the significant factors contributing to the difference between the fair value as of the date of each grant and your estimated IPO price.
RESPONSE: Per the Company’s telephone conference call with Sasha Parikh of the Staff on December 17, 2007, the Company will not be providing any information in response to this comment. As described to the Staff on that call, as a result of the nature of the transactions being registered hereunder, which are a distribution, award and potential resale of shares owned by CytRx, there will no estimated offering price included in any prospectus prior to the effective date.
11. License Agreements, page F-19

Securities and Exchange Commission	- 26 -	January 10, 2008
64.	Please quantify the potential milestone payments related to the license agreement with Cold Spring Laboratory.
RESPONSE: Please see the Company’s response to comment 62 above as to how the Company has addressed its potential milestone payments in each prospectus.
Award Prospectus
Risks Related to Ownership of Our Common Stock, page A-21
“The award of our common stock to you is taxable...” page A-21
65.	Please revise this risk factor to discuss the tax implications of the award to management of CytRx, rather than the distribution to the shareholders of CytRx.
RESPONSE: The Company has revised the prospectus in response to the Staff’s comments to discuss the tax implications of the award. Please see page A-21 of award prospectus.
Resale Prospectus
66.	Given the relative size and nature of the offering, it appears that CytRx may be an underwriter and that the transaction may be a primary offering. We note that you are not eligible to conduct an offering on Form S-3 or an at-the-market primary offering under Rule 415(a)(4). Please provide us with a supplemental analysis explaining your apparent conclusions that CytRx is not an underwriter, the offering is not a primary offering and can be conducted at the market, and Rule 415 permits the offering to be conducted as you have structured it.
RESPONSE: For the reasons discussed below, CytRx has informed the Company that it believes that the offering covered by the resale prospectus may be conducted by CytRx on a continuous or delayed basis under Rule 415(a)(1)(i) under the Securities Act of 1933, that CytRx is not functioning as an underwriter in connection with such offering, and that such offering is not a primary offering of securities by or on behalf of RXi.
Rule 415(a)(1)(i) under the Securities Act provides that “Securities may be registered for an offering to be made on a continuous or delayed basis in the future. Provided, That . . . [t]he registration statement pertains only to . . . securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”
Rule 415(a)(1)(i) permits the offering by CytRx pursuant to the resale prospectus unless RXi is a subsidiary of CytRx, or CytRx, as the selling stockholder, is functioning as an

Securities and Exchange Commission	- 27 -	January 10, 2008
underwriter on behalf of RXi, which, as the Staff notes, would mean that the offering is a primary offering outside the scope of Rule 415(a)(1)(x). As described below, RXi will not be a subsidiary of CytRx as of the date that CytRx becomes entitled to sell RXi shares pursuant to the resale prospectus. CytRx also believes that it should not be deemed to be functioning as an underwriter on behalf of RXi in connection with the offering.
Rule 405 under the Securities Act provides that “[a] ‘subsidiary’ of a specified person is an affiliate controlled by such person directly, or indirectly through one or more intermediaries.” Under this definition, RXi should not be viewed as a subsidiary of CytRx following the effective date of the distribution of shares under the distribution prospectus and the award of shares under the award prospectus, because CytRx will own less than 50% of RXi’s outstanding common stock. A majority of the current Board of Directors of RXi are unaffiliated with CytRx, and, as described in the resale prospectus (and other prospectuses), CytRx is contractually bound to vote its shares of RXi common stock so that a majority of the members of RXi’s Board of Directors are not affiliated with CytRx. As a result, CytRx does not, and will not, control RXi.
The Staff has publicly announced its views about the importance of determining whether a purported secondary offering of securities is actually a primary offering of securities in which one or more selling stockholders is functioning as an underwriter on behalf of the issuer of the securities. The Staff has stated that, if the offering is deemed to be made on behalf of the issuer and if the issuer does not qualify to engage in a primary offering on a Form S-3 registration statement, the offering may not be made on a continuous or delayed basis under Rule 415(a)(1)(x). The Staff has also stated that, in making the factual determination as to whether a purported secondary offering is actually a primary offering made on behalf of the issuer, consideration should be given to how long the selling stockholders have owned their shares, the circumstances under which they received them, the selling stockholders’ relationship to the issuer, the amount of shares involved, whether the selling stockholders are in the business of underwriting securities and whether, under all of the circumstances, it appears that the selling stockholders are acting as a conduit for the issuer.
Under all of the circumstances present here, CytRx believes that it is not functioning as an underwriter in connection with the offering and, therefore, that the offering should not be viewed as a primary offering of securities by or on behalf of RXi. In particular:
•	CytRx acquired all of its RXi shares covered by the three prospectuses in connection with its business purpose of establishing RXi as a stand-alone company, and not as a conduit to provide funds to RXi. CytRx acquired approximately 3% of its shares of RXi in connection with the initial organization of RXi more than 19 months ago in April 2006 and approximately 66% of its RXi shares in connection with the contribution to RXi of CytRx’s RNAi-related assets nearly a year ago in January

Securities and Exchange Commission	- 28 -	January 10, 2008
2007. As part of RXi’s business strategy, in January 2007, RXi entered into several new license agreements and an invention disclosure agreement with UMMS, all of which agreements were terminable by UMMS unless RXi completed its initial funding within a “reasonable” period of time.

•	CytRx acquired the balance of approximately 31% of its RXi’s shares in April 2007 in exchange for providing RXi with the initial funding contemplated by the new license and invention disclosure agreements entered into between RXi and UMMS in January 2007. The purpose of this transaction was to secure to RXi the new license and invention disclosure agreements, which were a key aspect of the plan to establish RXi as a stand-alone company.

•	The acquisition by CytRx of its RXi shares was not conditioned upon any obligation by RXi to register the resale of the shares, CytRx did not, in fact, acquire the shares of the purpose of reselling them. Unlike in a typical PIPE setting, there was no current market for the RXi shares into which RXi might have sold shares directly in order to raise the necessary initial funding and into which CytRx could count on reselling its RXi shares acquired in the transaction.

•	CytRx is not in the business of underwriting securities, or of investing in securities issued by other entities.

•	Importantly, RXi will not receive any of the proceeds from sales of its common stock by CytRx pursuant to the resale prospectus, or from sales of its common stock by any of the other stockholders who will receive RXi shares pursuant to the distribution prospectus or the award prospectus.

•	Moreover, CytRx has no obligation or present intention to provide additional funds to RXi (in fact, it is contractually bound not to do so if it would own more than 50% of RXi as a result).

•	None of the transactions surrounding the resale prospectus were designed or intended in any way to circumvent the Commission’s registration requirements.
The nature and other circumstances of the offering pursuant to the resale prospectus warrants the conclusion that CytRx is not acting as an underwriter in connection with the pursuant to the resale prospectus and, accordingly, that the offering is a secondary offering permitted under Rule 415(a)(1)(i). The only circumstance that might warrant a contrary conclusion is the size of CytRx’s 49% shareholdings at the time of the offering. In light of the other circumstances, however, this factor, alone, does not justify a conclusion that CytRx is acting as an underwriter.

Securities and Exchange Commission	- 29 -	January 10, 2008
67.	Supplementally, please provide us in tabular format information regarding all prior securities transactions between RXi (or any of its predecessors) and CytRx, any affiliates of CytRx, or any person with whom CytRx has a contractual relationship regarding transactions involving RXi securities (or any predecessors of those persons), with the following information for each transaction: a. the date of the transaction,
b.	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction,

c.	the number of shares of the class of securities subject to the transaction that. were issued or issuable in connection with the transaction and the price paid for any securities issued or issuable in the transaction, and

d.	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance).
RESPONSE: Supplementally, attached as Annex A to this letter is a tabular presentation of the information the staff requested regarding all securities transactions between RXi (it has no predecessor) and CytRx and its affiliates and any person with whom CytRx has a contractual relationship regarding RXi securities. Note that the table excludes stock option grants by RXi to its directors and officers, including directors and officers who may be deemed to be affiliated with CytRx, and scientific advisors described in the prospectus.
Exhibits
68.	We note that you have not filed various schedules and exhibits to Exhibits 2.1 and 2.2. Please revise to provide a list briefly identifying the contents of the omitted schedules or if separately filed please reference such exhibit number, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.
RESPONSE: The Company has re-filed Exhibits 2.1 and 2.2, amending such exhibits to include a list briefly identifying the contents of the omitted schedules and an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. Please note that, as stated in the appended list, Exhibit A to Exhibit 2.2 is filed as Exhibit 4.3 to the Company’s Registration Statement.
69.	We note that the exhibits in the below table each refer to one or more exhibits, annexes or schedules which are attached to these agreements and which do not appear to have been provided.

Securities and Exchange Commission	- 30 -	January 10, 2008

Exhibit Number	Missing exhibit, annex or schedule
10.16	Schedule A
10.17	Exhibit I and Schedule A
10.18	Exhibit I
RESPONSE: The Company has re-filed Exhibits 10.16, 10.17 and 10.18 to include the missing exhibits and/or schedules.
* * * * *
If you have any questions concerning Amendment No. 2 to the Registration Statement or if there is anything we can do to facilitate the Staff’s review, please feel free to contact me at (617) 951-7826 or Stephanie Miller of this firm at (617) 951-7892.
Best regards,
/s/ Marc A. Rubenstein
Enclosures

cc:	Stephen J. DiPalma
Benjamin S. Levin, Esq.
Dale E. Short, Esq.

Annex A—Table of transactions between RXi and CytRx and related parties

				Shares Issued/Granted
				in Transaction
			Shares Outstanding
Date	Issuer (Grantor)	Issuee (Grantee)	Prior to Transaction	Number(1)	Percent(1)	Price Per Share(1)
1. April 3, 2006	RXi	CytRx	-0-	317,019	20%	$.001
	RXi	Tariq Rana, Ph.D.(2)	-0-	317,019	20%	$.001
	RXi	Gregory Hannon, Ph.D.	-0-	317,019	20%	$.001
	RXi	Michael Czech, Ph.D.	-0-	317,019	20%	$.001
	RXi	Craig C. Mello, Ph.D.	-0-	317,019	20%	$.001
2. January 8, 2007	RXi	CytRx	1,585,095	7,040,318	81.6%	$2.45
3. January 10, 2007(3)	RXi	UMMS	8,625,413	462,112	5.1%	$5.00	(4)
4. April 18, 2007	(CytRx)	(Benjamin S. Levin)	9,087,525	10,000	0.1%	$5.00	(5)
5. April 18, 2007	(CytRx)	(Matthew Natalizio)	9,087,525	5,000	0.06%	$5.00	(5)
6. April 30, 2007	RXi	CytRx	9,087,525	3,273,292	26.5%	$5.00
7. August 18, 2007	RXi	Mark J. Ahn, Ph.D.	12,360,817	10,000	0.08%	$5.00
8. August 18, 2007	RXi	Stephen S. Galliker	12,370,817	10,000	0.08%	$5.00
9. August 18, 2007	RXi	Sanford J. Hillsberg	12,380,817	10,000	0.08%	$5.00

(1)	Gives effect to the 1,781.006-for-1 stock split effected by RXi on June 19, 2007.

(2)	Dr. Rana initially purchased 473,748 shares as the initial designee for President of the Company, but the Company repurchased 156,729 of these shares when the Board decided to hire Dr. Woolf instead, to bring Dr. Rana’s ownership in line with the other SAB members.

(3)	Date of license and invention disclosure agreements with UMMS which provided for the issuance of the shares shown. The shares shown were issued on April 30, 2007 in conjunction with RXi’s initial funding completed on that date.

(4)	The UMMS agreements contemplated that the shares shown would be priced at the same price ascribed to the shares issued in RXi’s initial funding (whether the funding was provided by third parties or by CytRx).

(5)	The shares shown were awarded by CytRx out of shares already owned by CytRx as payment of a portion of the annual bonuses to the present or former officer of CytRx indicated.